UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 Millrace Road,
(No. and Street)

Sacramento, (City) CA (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA L. PARKER (866)488-5222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd, # 460 (Address) Walnut Creek (City) CA 94598 (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __BRENDA L. PARKER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BILL PARKER AGENCY__ , as of __DECEMBER 31__ , 20__17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Brenda L. Parker
Signature

__CEO__
Title

See attached Jurat

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SACRAMENTO



CHRISTOPHER L. GERBITZ
Commission # 2142820
Notary Public - California
Sacramento County
My Comm. Expires Feb 15, 2020

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 14th day of MARCH , 20 18 ,
          Date   *Month*   *Year*
by

(1) BRENDA L. PARKER

(and (2)_____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature_____
         Signature of Notary Public

──────────────── **OPTIONAL** ────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT ____ Document Date: _____

Number of Pages: 16 Signer(s) Other Than Named Above: _____

BILL PARKER AGENCY

(A PROPRIETORSHIP)

Financial Statements and Supplemental
Information with Reports of Independent
Registered Public Accounting Firm
December 31, 2017

BILL PARKER AGENCY

Table of Contents



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor
of Bill Parker Agency's

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bill Parker Agency as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bill Parker Agency as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bill Parker Agency's management. Our responsibility is to express an opinion on Bill Parker Agency's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bill Parker Agency in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Bill Parker Agency's financial statements. The supplemental information is the responsibility of Bill Parker Agency's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Comission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Bill Parker Agency's auditor since 2014.
Walnut Creek, California
March 8, 2018

BILL PARKER AGENCY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets	
Cash and cash equivalents	$ 15,186
Commissions receivable	6,956
Prepaid expenses	1,476
Total Current Assets	23,618
Furniture and Equipment, at cost, less accumulated depreciation of $11,633	-
	$ 23,618

LIABILITIES AND PROPRIETOR'S EQUITY

Current Liabilities:	
Commissions payable	$ 1,714
Total Current Liabilities	1,714
Proprietor's Equity	21,904
Total Liabilities and Proprietor's Equity	$ 23,618

BILL PARKER AGENCY
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Commission and Trail Fees Revenue	$ 123,300
Expenses	
Commissions, net	29,606
Outside services	1,280
Meetings	390
Insurance	3,451
Bank charges	122
Office supplies	29
Travel, lodging and meals	1,033
Postage	96
FINRA fees	1,115
Professional fees	7,100
Accounting	800
Global relay	1,178
Total expenses	46,200
Net income from operations	77,100
Other Income	
Interest income	1
Miscellaneous	1,313
Net income	78,414
Proprietor's Equity, December 31, 2016	22,556
Proprietor's withdrawals	(79,066)
Proprietor's Equity, December 31, 2017	$ 21,904

BILL PARKER AGENCY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 78,414
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	1,122
Prepaid expenses	(1,476)
Commissions payable	(142)
Net cash provided by operating activities	77,918
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proprietor's withdrawals	(79,066)
Net cash used in financing activities	(79,066)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,148)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,334
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,186
SUPPLEMENTAL DISCLOSURE	
Cash paid for interest	$ -
Cash paid for taxes	$ -

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

1. NATURE OF ACTIVITIES

Bill Parker Agency (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency. The Company's operations are conducted from offices in a proprietor family residence. The financial position, results of operations and cash flows of the Company differ from those that would have been achieved had the Company operated in a separate facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition – The Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized upon issue of a commission statement from investment or insurance companies.

Use of Estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2017, the cash balance in the bank account totaled $15,186, which was less than the FDIC insurance limit of $250,000. The Company carries no customer cash or securities and maintains SIPC exemption.

Furniture and Equipment - The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years. Furniture and equipment is fully depreciated as of December 31, 2017.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes – As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

3.   FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2017:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 1,530	$ 1,530	$ -
Computer equipment	10,103	10,103	-
	$ 11,633	$ 11,633	$ -

4.   NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2017, the Company's net capital was $21,904.

5.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 8, 2018 , the date the financial statements were available to be issued. No additional adjustments to, or disclosures in, the financial statements were deemed necessary.

BILL PARKER AGENCY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Company equity	$ 21,904
Net capital	21,904
Greater of 6-2/3% of aggregate indebtedness ($1,714) or $5,000	5,000
Net Capital in excess of requirement	$ 16,904
Ratio of aggregate indebtedness ($1,714) to net capital ($21,904) (required to be less than 15 to 1)	.078 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2017 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio
Per FOCUS Report	$ 8,720	$ 15,970	0.546 to 1
Change in Cash	-	-	
Change in AR	-	(2,548)	
Change in Prepaid Exp.	-	1,476	
Change in AP	(7,006)	7,006	
Per statements as finalized	$ 1,714	$ 21,904	0.078 to 1

CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor
of Bill Parker Agency

We have reviewed management's statements, included in the accompanying Management Assertion Letter Regarding Compliance with k which (1) Bill Parker Agency identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bill Parker Agency claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) stated that Bill Parker Agency met the identified exemption provisions throughout the most recent fiscal year without exception. Bill Parker Agency's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bill Parker Agency's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 8, 2018



* **Brenda Parker**
(866)488-5222 toll free voice
(877) 582-9005 toll free fax
brenda@billparkeragency.com

Bill Parker Agency Exemption Report
Bill Parker Agency (the "Company") is a register broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).
The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017   without exception.

I, Brenda Parker, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

Title: CEO, CFO, CCO, FinOp

Date: February 23, 2018

*Financial Industry Regulatory Authority, Inc.

4528 Millrace Road, Sacramento, CA 95864   **CA License # 0813052**

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] - Principal 12-28-2016 December 31, 2017

Authorized Signature/Title Date

SIPC-3 2017

8-20744 FINRA DEC 03/18/1976
BILL PARKER AGENCY
4528 MILLRACE RD
SACRAMENTO, CA 95864-0826

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name
_____

Business Address
_____

Business Address continued
_____

Business City/State/Zip
_____

Phone Number
_____

Fax Number
_____

Email Address
_____

Doing Business As (d/b/a)
_____

Mailing Address
_____

Mailing Address continued
_____

Mailing City/State/Zip
_____

Alternate Phone Number
_____

Primary Contact
_____



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Proprietor
of Bill Parker Agency

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Bill Parker Agency for the year ended December 31, 2017, which were agreed to by Bill Parker Agency and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Bill Parker Agency's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Bill Parker Agency's management is responsible for Bill Parker Agency's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Bill Parker Agency for the year ended December 31, 2017 to the total revenues in Bill Parker Agency's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Bill Parker Agency for the year ended December 31, 2017 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Bill Parker Agency for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Bill Parker Agency's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

Cropper Accountancy Corporation
Walnut Creek, California
March 8, 2017